A Heart for Life

Medicure Inc.
Interim Consolidated Financial Statements for
the nine months ended February 28, 2009

Prepared by Management without review by the Company's auditor

CORPORATE OFFICE:
4-1200 Waverley Street
Winnipeg, Manitoba Canada R3T 0P4
Tel: 204 487 7412 Toll Free: 888 435 2220 Fax: 204 488 9823
www.medicure.com

MEDICURE INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	February 28,	May 31,
	2009	2008

Assets

Current assets:
Cash and cash equivalents	$4,212,652	$11,904,930
Accounts receivable	1,402,501	884,343
Inventories (note 4)	617,053	316,359
Research advance (note 9)	200,000	200,000
Prepaid expenses	905,634	1,097,104
	7,337,840	14,402,736

Property and equipment (note 5)	104,629	132,887

Restricted cash (note 3)	--	11,916,000

Intangible assets (note 6)	6,163,919	8,353,610

	$13,606,388	$34,805,233

Liabilities and Shareholders' Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$4,204,148	$7,174,474
Current portion of long-term debt (note 7)	--	1,986,000
	4,204,148	9,160,474

Long-term debt (note 7)	29,361,807	32,200,919

Shareholders' deficiency:
Capital stock (note 8)	116,014,623	116,014,623
Warrants	9,065,720	9,094,635
Contributed surplus	3,821,434	3,568,055
Deficit	(148,861,344)	(135,233,473)
	(19,959,567)	(6,556,160)

Nature of operations and going concern assumption (note 1)
Commitments and contingencies (note 9)

	$13,606,388	$34,805,233

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "Dr. A.D. Friesen"	Director	Signed "Mr. Peter Quick"	Director

MEDICURE INC.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008

Revenue:
Product sales, net	$1,485,805	$702,870	$4,114,624	$1,505,987

Expenses:
Cost of goods sold, excluding amortization	89,308	34,006	242,330	545,523
Selling, general and administrative	1,756,228	2,624,265	5,816,064	9,720,108
Research and development (note 9)	176,280	6,251,461	(197,754)	28,719,662
Investment tax credit	(532,301)	--	(532,301)	--
Impairment of intangible assets (note 6)	1,696,004	13,056,697	1,696,004	13,056,697
Amortization	203,895	802,443	700,866	2,406,871
	3,389,414	22,768,872	7,725,209	54,448,861

Loss before the undernoted	(1,903,609)	(22,066,002)	(3,610,585)	(52,942,874)

Other expenses (income):
Interest and other income	(28,665)	(235,060)	(248,060)	(838,345)
Interest expense	960,262	1,096,472	4,121,840	2,759,182
Foreign exchange loss, net	808,754	(252,812)	6,143,506	(166,216)
	1,740,351	608,600	10,017,286	1,754,621

Loss and comprehensive loss	$(3,643,960)	$(22,674,602)	$(13,627,871)	$(54,697,495)

Basic and diluted loss per share	$(0.03)	$(0.17)	$(0.10)	$(0.44)

Weighted average number of common shares used in
computing basic and diluted loss per share	130,307,552	130,307,552	130,307,552	123,933,842

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statements of Shareholders' Deficiency
(Expressed in Canadian dollars)
(Unaudited)

For the nine months ended

	February 28,	February 29,
	2009	2008

Capital stock:
Balance, beginning of period	$116,014,623	$109,102,397
Adoption of financial instrument standards (note 2(c))	-	(6,425,336)
Exercise of options for cash	-	90,241
Private placement on October 5, 2007, net of
issue costs of $744,170	-	13,242,463

Balance, end of period	116,014,623	116,009,765

Warrants:
Balance, beginning of period	9,094,635	-
Adoption of financial instrument standards (note 2(c))	-	6,425,336
Warrants expired during the period	(28,915)	-
Warrants granted with long-term debt (note 7)	-	809,344
Private placement on October 5, 2007, net of
issue costs of $104,795	-	1,859,955

Balance, end of period	9,065,720	9,094,635

Contributed surplus:
Balance, beginning of period	3,568,055	3,035,024
Warrants expired during the period	28,915	-
Stock-based compensation	224,464	511,700
Options exercised - transferred to capital stock	-	(30,241)
Balance, end of period	3,821,434	3,516,483

Deficit:
Balance, beginning of period	(135,233,473)	(77,830,952)
Loss and comprehensive loss for the period	(13,627,871)	(54,697,495)
Balance, end of period	$(148,861,344)	(132,528,447)

Shareholders' deficiency	$(19,959,567)	$(3,907,564)

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,643,960)	$(22,674,602)	$(13,627,871)	$(54,697,495)
Adjustments for:
Amortization of property and equipment	10,231	19,626	32,744	58,083
Amortization of intangible assets	193,664	782,817	668,122	2,348,788
Amortization of deferred debt issue expenses	48,709	80,668	334,437	240,138
Stock-based compensation	109,565	257,168	224,464	511,700
Write-off of inventory	-	-	-	425,904
Impairment of intangible assets	1,696,004	13,056,697	1,696,004	13,056,697
Unrealized foreign exchange loss (gain)	853,930	(586,991)	6,756,450	(1,563,628)
Change in the following:
Accounts receivable	(507,080)	467,729	(518,158)	1,646,737
Inventories	52,532	378,251	191,470	(13,006)
Prepaid expenses	73,462	32,772	(300,694)	82,394
Accounts payable and accrued liabilities	178,918	(1,278,086)	(2,970,326)	1,377,072
	(934,024)	(9,463,951)	(7,513,357)	(36,526,616)

Investing activities:
Acquisition of property and equipment	(1,962)	-	(4,486)	(14,074)
Acquisition of intangible assets	(25,535)	(76,148)	(174,436)	(481,730)
	(27,497)	(76,148)	(178,922)	(495,804)
Financing activities:
Issuance of common shares and warrants,
net of share issue costs	-	34,583	-	15,162,418
Proceeds from issuance of long-term debt	-	-	-	25,022,600
Repayments of long-term debt	-	-	(14,454,000)	(3,959,616)
Cash released from (placed under) restriction (note 3)	-	188,000	14,454,000	(11,812,000)
Debt issue expenses	-	-	-	(1,727,902)
	-	222,583	-	22,685,500

(Decrease) Increase in cash and cash equivalents	(961,520)	(9,317,516)	(7,692,278)	(14,336,920)

Cash and cash equivalents, beginning of period	5,174,172	26,750,916	11,904,930	31,770,320

Cash and cash equivalents, end of period	$$4,212,652	$17,433,400	$$4,212,652	$17,433,400

Supplementary information:
Cash transactions:
Interest paid	$276,526	$764,033	$2,733,161	$1,842,960
Interest received	133,765	481,902	534,639	961,738

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

1.	Nature of operations and going concern assumption:

Medicure Inc. (the Company) is a biopharmaceutical company engaged in the research and development and commercialization of human therapeutics. The Company has the U.S. rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

The Company's lead Research and Development program is AVASTREM. This program grew out of Medicure's effort to reposition MC-1, a naturally occurring small molecule, for new chronic medical conditions. The Company is also looking to generate shareholder value by, among other things, exploring other potential applications of MC-1 and by gaining value from its library of small-molecule anti-thrombotics.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and on a basis consistent with the Company's annual audited consolidated financial statements for the year ended May 31, 2008, except as disclosed in note 2. These unaudited interim consolidated financial statements do not include all note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the May 31, 2008 audited financial statements.

The current period's financial statements include the operations of the Company for the three month and nine month periods ended February 28, 2009. The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three month and nine month periods ended February 28, 2009 are not necessarily indicative of the results to be expected for the full year.

These interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

1.	Nature of operations and going concern assumption (continued):

The Company has sustained losses since its formation and has accumulated a deficit of $148,861,344 as at February 28, 2009. In March 2008, the Company announced a corporate restructuring which included a significant reduction in number of staff and in resources allocated to certain programs. The Company has been successful in reducing its ongoing cash requirements through implementation of the restructuring plan and an increase in revenues and estimates its existing working capital is sufficient to meet its financial requirements until July 2009. To meet its needs beyond that, the Company plans to secure additional investment, increase operating revenue and further reduce operating expenses where possible and is exploring additional strategies. There is no certainty that the Company will be able to obtain sufficient financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Significant accounting policies:

	a)	Significant accounting policies

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended May 31, 2008, except for the following accounting policies adopted by the Company.

The following Handbook Sections, released by the Canadian Institute of Chartered Accountants (CICA) were adopted prospectively by the Company on June 1, 2008:

Section 1535, Capital Disclosures (Section 1535), requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to this section are contained in note 12 to the unaudited interim consolidated financial statements.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

2.	Significant accounting policies (continued):

Section 3862, Financial Instruments - Disclosure (Section 3862) and Section 3863, Financial Statements - Presentation (Section 3863) replace Section 3861, Financial Statements - Disclosure and Presentation, revising and enhancing disclosure requirements. Section 3863 carries forward presentation related requirements of Section 3861. Disclosure requirements pertaining to these sections are contained in note 11 to the unaudited interim consolidated financial statements.

Section 3031, Inventories (Section 3031), supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of fixed production overheads based on normal capacity, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. The adoption of this section did not have a material impact on the Company's financial statements.

Section 1400, General Standards of Financial Statement Presentation (Section 1400) was amended to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Disclosure requirements pertaining to this section are contained in note 1 to the unaudited interim consolidated financial statements.

	b)	Future accounting changes

(i)

In February 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IRFS") will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. The Company plans to adopt IFS no later than June 1, 2011. Management has not yet assessed the future impact of these new accounting standards on its consolidated financial statements and is working on a plan towards conversion to IFRS in accordance with the timeliness required.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

2.	Significant accounting policies (continued):

(ii)

Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Standards concerning goodwill are unchanged from previous standards. The Company is currently assessing the impact of adoption of this new standard.

(iii)

In January 2009, the CICA issued Handbook Section 1582, "Business combinations," which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company's consolidated financial statements.

(iv)

In January 2009, the CICA issued Handbook Section 1602, "Non-controlling interests," which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company's consolidated financial statements.

(v)

In January 2009, the CICA issued Handbook Section 1601, "Consolidated financial statements," which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company's consolidated financial statements.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

2.	Significant accounting policies (continued):

	c)	Standards adopted prior year

On June 1, 2007, the Company prospectively adopted the CICA's Handbook Section 1530, Comprehensive Income (Section 1530), CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement (Section 3855), CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation (Section 3861), CICA Handbook Section 3865, Hedges (Section 3865), and CICA Handbook Section 3251, Equity (Section 3251). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Upon adoption of these new standards, the Company reallocated $6,425,336 for warrants issued in prior fiscal years from common shares based on their fair values under the Black- Scholes model.

3.	Restricted cash:

As at February 28, 2009, the Company has $nil (May 31, 2008 - $11,916,000, US$12,000,000) in restricted cash, which was cash on deposit to secure the Merrill Lynch Financial Services Inc. (formerly Merrill Lynch Capital Canada Inc.) term loan facility (note 7). The term loan was repaid in full on October 31, 2008.

4.	Inventories:

	February 28,	May 31,
	2009	2008

Raw materials and packaging materials	$92,985	$92,985
Finished goods	524,068	223,374

	$617,053	$316,359

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

5.	Property and equipment:

		Accumulated	Net book
February 28, 2009	Cost	amortization	value

Computer equipment	$154,871	$142,876	$11,995
Furniture, fixtures and equipment	186,076	93,442	92,634
Leasehold improvements	20,671	20,671	-

	$361,618	$256,988	$104,629

		Accumulated	Net book
May 31, 2008	Cost	amortization	value

Computer equipment	$151,565	$137,827	$13,738
Furniture, fixtures and equipment	184,896	65,747	119,149
Leasehold improvements	20,671	20,671	-

	$357,132	$224,245	$132,887

6.	Intangible assets:

	Cost, net of	Accumulated	Net book
February 28, 2009	impairment	amortization	value

Patents	$9,653,572	$4,501,861	$5,151,711
Trademark	1,534,440	674,064	860,376
Customer list	270,784	118,952	151,832

	$11,458,796	$5,294,877	$6,163,919

	Cost, net of	Accumulated	Net book
May 31, 2008	impairment	amortization	value

Patents	$11,263,893	$4,021,700	$7,242,193
Trademark	1,534,440	589,736	944,704
Customer list	270,784	104,071	166,713

	$13,069,117	$4,715,507	$8,353,610

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

6.	Intangible assets (continued):

During the three and nine month periods ending February 28 2009, the Company initiated a review of all intellectual property as part of its ongoing cost curtailment program. Based on this review certain patents and patent applications were deemed not material to the company's commercial and research operations and a decision was made not to continue work on them. Accordingly, the Company recorded an impairment write-down of $1,606,004 relating to MC-1.

As described in note 7, certain intangible assets are pledged as security against long-term debt.

7.	Long-term debt:

	February 28,	May 31,
	2009	2008

Birmingham long-term debt (a)	$29,361,807	$22,460,084
Merrill Lynch Business Financial Services Inc. (formerly
Merrill Lynch Capital Canada Inc.) term loan facility (b)	-	11,726,835
	29,361,807	34,186,919

Current portion of long-term debt (b)(ii)	-	(1,986,000)

	$29,361,807	$32,200,919

Principal repayments to maturity by fiscal year are as follows:

2009	$-
2010	-
2011	-
2012	1,056,891
2013	2,208,491
Thereafter	28,542,118
31,807,500
Less deferred debt issue expenses (net of accumulated
amortization of $311,938)	(2,445,693)

$29,361,807

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

7.	Long-term debt (continued):

(a)

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt.

As disclosed in note 8(d), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at CDN$809,344 based on the fair value of the options at the date of issue using the Black-Scholes option pricing model. The warrants have been recorded in shareholders' equity. The Company recorded a long-term debt liability of CDN$24,213,256, representing the residual value of the proceeds received under the debt agreement. The Company also incurred debt issuance costs of CDN$1,727,902, which it has recorded as a discount on the debt. The imputed effective interest rate is 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1's commercialization, if achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham's participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

7.	Long-term debt (continued):

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855 - Financial Instruments - Recognition and Measurement. As of February 28, 2009, the estimated fair value of the termination options is nil.

(b)

In August 2006, the Company obtained a term loan facility maturing February 1, 2010, from Merrill Lynch Business Financial Services Inc. (Merrill) (formerly Merrill Lynch Capital Canada Inc.), Silicon Valley Bank and Oxford Finance Corporation.

On October 31, 2008 the company exercised its option to repay the loan before the scheduled maturity date of February 1, 2010. As part of this option a 5% earlier termination fee was incurred amounting to US$600,000, which has been recorded in interest expense in the consolidated statements of operations and comprehensive loss.

8.	Capital stock:

	(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

8.	Capital stock (continued):

	(b)	Shares issued and outstanding are as follows:

	Number of shares	$

Common shares:

Balance at May 31, 2008	130,307,552	116,014,623
	-	-
Balance at February 28, 2009	130,307,552	116,014,623

(c)	Options:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

A summary of the Company's stock options is as follows:

	Nine Months ended February 28, 2009		Year ended May 31, 2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Balance, beginning of
period	6,717,683	$ 0.87	4,235,528	$ 1.52
Granted	2,375,000	0.04	4,435,649	0.46
Exercised	-	-	(80,000)	0.75
Cancelled or expired	(1,974,876)	0.94	(1,873,494)	1.31

Balance, end of period	7,117,807	$ 0.62	6,717,683	$ 0.87

Options exercisable,
end of period	2,981,464		2,318,028

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

8.	Capital stock (continued):

	February 28,	May 31,
	2009	2008

Weighted average fair value per unit
of options granted during the period at
market value on grant date	$ 0.02	$ 0.28

Options outstanding at February 28, 2009 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.03 - 1.68	6,567,807	8.80 years	$ 0.46	2,431,464
2.12 - 3.18	550,000	4.49 years	2.49	550,000

	7,117,807	8.47 years	$ 0.62	2,981,464

The compensation expense related to stock options granted under the stock option plan during the three month and nine month periods ended February 28, 2009 aggregated $109,565 and $224,464 respectively (three and nine months ended February 29, 2008 - $257,168 and $511,700). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	February 28,	November 30,
	2009	2008

Expected option life	6.8 years	6.8 years
Risk-free interest rate	3.74%	3.91%
Dividend yield	-	-
Expected volatility	62.67%	62.36%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period from the date of issuance.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

8.	Capital stock (continued):

	(d)	Warrants:

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)		February
(Expiry date)	granted	per share	2007	(Cancelled)	2008	(Cancelled)*		28,2009

104,110 units
(August 19, 2008)	104,110	$ 1.18	104,110		104,110	(104,110	)*	-

2,602,750 units
(August 19, 2010)	2,602,750	1.18	2,602,750		2,602,750	-		2,602,750

4,000,000 units
(May 9, 2011)	4,000,000	US 2.10	4,000,000		4,000,000	-		4,000,000

3,984,608 units
(December 22, 2011)	3,984,608	US 1.70	3,984,608		3,984,608	-		3,984,608

1,000,000 units
(December 31, 2016)	1,000,000	US 1.26	-		1,000,000	-		1,000,000

4,373,913 units
(October 5, 2012)	4,373,913	US 1.50	-		4,373,913	-		4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 7(a).

The warrants expiring on May 9, 2011, December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

9.	Commitments and contingencies:

	(a)	Commitments:

As at February 28, 2009 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period
ending May 31: (US$)

2009	322,000
2010	483,000
2011	644,000
2012	805,000
2013	403,000

$2,657,000

The Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of US$2,657,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2013.

In addition, as described in note 7(a) the Company has entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

9.	Commitments and contingencies (continued):

(i)

Contracts with clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial- related activities. As at February 28, 2009, the Company has no outstanding commitments related to clinical research agreements with CROs.

(ii)

As at February 28, 2009, the Company has committed to fund a further $ 25,974,802 in research and development activities under two development agreements with research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided. As at February 28, 2009, the Company has provided a research advance of $200,000 (2008 - $200,000) to one of these organizations, which is non- interest bearing, unsecured and repayable on demand.

(b)	Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties:

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

The above royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (Note 7(a)).

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

10.	Related party transactions:

During the three and nine months ended February 28, 2009, the Company paid companies controlled by a director a total of $87,503 and $262,509, respectively (three and nine month periods ended February 29, 2008 - $83,849 and $250,281), for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

11.	Financial instruments:

The Company has classified its financial instruments as follows:

	February 28,	May 31,
	2009	2008

Financial assets:
Cash and cash equivalents (Held-for-trading)	$4,212,652	$11,904,930
Accounts receivable and research advances
(Loans and receivables)	1,602,501	1,084,343
Restricted cash (Held-for-trading)	-	11,916,000

	$5,815,153	$24,905,273

Financial liabilities:
Accounts payable and accrued liabilities
(Other financial liabilities)	$4,204,148	$7,174,474
Long-term debt (Other financial liabilities)	29,361,807	34,186,919
	$33,565,955	$41,361,393

The company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable and research advances, restricted cash and accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. The fair value of the long-term debt approximates its carrying value as the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has not entered into futures or forward contracts as at February 28, 2009.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

11.	Financial Instruments (continued):

The Company's financial instruments are exposed to certain financial risk, including credit risk, liquidity and market risk.

	(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company's cash and cash equivalents, restricted cash and accounts receivable. The carrying amounts of the financial assets represent the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from three customers. At February 28, 2009, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

	(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations. See note 1 for further discussions.

The majority of the Company's accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see Note 7.

	(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency and interest rates, will affect the Company's earnings or the value of the financial instruments held.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

11.	Financial Instruments (continued):

	(i)	Currency risk:

Currency exchange rate risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of the change in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar denominated cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and long-term debt. The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

	February 28,	May 31,
(Expressed in $U.S.)	2009	2008

Cash and cash equivalents	$2,168,029	$7,454,830
Accounts receivable	1,023,789	524,432
Restricted cash	-	12,000,000
Accounts payable and accrued liabilities	(3,379,016)	(4,832,260)
Long term debt	(25,000,000)	(37,000,000)

Net	$(25,187,198)	$(21,852,998)

Based on the above net exposures as at February 28, 2009, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,600,000 in the Company's net loss.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

11.	Financial Instruments (continued):

An increase in 100 basis points in interest rates during the three month period February 28, 2009, with all other variables held constant, would have decreased the Shareholder's Deficiency and decreased the net loss by approximately $10,000. The Birmingham debt has been excluded due to the nature of the interest payments as described in Note 7.

12.	Management of capital:

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern (see Note 1) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash & cash equivalents, long-term debt, capital stock, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, granting of stock options, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company's overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2008.

13.	Segmented information:

The Company considers that it operates in one business segment, the biopharmaceutical industry. Substantially all of the Company's assets and operations are located in Canada, the United States and Barbados. During the nine month period ended February 28, 2009, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States.

Property and equipment and intangible assets are located in the following countries:

	February 28,	May 31,
	2009	2008

Canada	$201,888	$205,904
Barbados	5,994,952	8,184,642
United States	71,708	95,951

MEDICURE INC.
Interim Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
(Unaudited)

Nine months ended February 28, 2009

14.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects U.S. GAAP except as follows:

	(a)	Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, certain patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the three and nine month periods ended February 28, 2009, research and development expense would have increased by $25,524 and $174,436, respectively (three and nine months periods ended February 29, 2008 - $76,148 and $481,730). Under U.S. GAAP, the related reduction in amortization expense for the three and nine month periods ended February 28, 2009 is $9,498 and $42,618 respectively (three and nine months periods ended February 29, 2008 - $53,888 and $162,001). During the three and nine months period ended February 28, 2009, the Company wrote-down patent asset related to research and development activities of $1,696,004 (2008 - $883,784). This asset was expensed previously under U.S. GAAP, resulting in adjustment of $1,696,004 (2008 - $883,784).

	(b)	Change in accounting policies:

In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all non- financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 is effective for financial assets and liabilities for fiscal years beginning after November 15, 2007. On June 1, 2008, the Company adopted the currently effective provisions of SFAS 157. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Nine months ended February 28, 2009

14.	Reconciliation of generally accepted accounting principles (continued):

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). Under the provisions of SFAS 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In June 2007, the Emerging Issues Task Force issued EITF Issue 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development (EITF 07-03). EITF 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-03, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

	(c)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

	Three months ended		Nine months ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008

Loss for the period, Canadian GAAP	$(3,643,960)	$(22,674,602)	$(13,627,871)	$(54,697,495)
Adjustments for the following:
Intangible assets (a)	(25,534)	(76,148)	(174,436)	(481,730)
Impairment of intangible assets (a)	1,696,004	883,784	1,696,004	883,784
Amortization of intangible assets (a)	9,498	53,888	42,618	162,001

Loss for the period, US GAAP	$(1,963,992)	$(21,813,078)	$(12,063,684)	$(54,133,440)

Basic and diluted loss per share	$(0.02)	$(0.17)	$(0.09)	$(0.44)

Weighted average number of common shares	130,307,552	130,307,552	130,307,552	123,993,842

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Nine months ended February 28, 2009

14.	Reconciliation of generally accepted accounting principles (continued):

The impact of the measurement differences to U.S. GAAP on the consolidated statements of cash flow are as follows:

	Three months ended			Nine months ended
	February 28,	February 29,		February 28,	February 29,
	2009	2008		2009	2008

Operating activities	$(3,669,494)	$(9,540,099	) $	(7,687,793)	$(37,008,346)
Investing activities	(1,962)	-		(1,962)	(14,074)
Financing activities	-	222,583		-	22,685,500

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	February 28, 2009	May 31, 2008

Deferred debt issue expenses	$2,494,403	$2,554,081
Long-term debt	31,856,210	36,741,000
Intangible assets	4,885,157	5,510,661
Capital stock and contributed surplus	145,146,431	144,921,967
Deficit	(166,384,409)	(154,320,725)

(d)	Recent accounting pronouncements:

The following accounting standards were issued recently by the FASB. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

In November 2007, the Emerging Issues Task Force issued EITF Issue 07-01, Accounting for Collaborative Arrangements (EITF 07-01). EITF 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF No. 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer. EITF 07-01 is effective for fiscal years beginning after December 15, 2008.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Nine months ended February 28, 2009

14.	Reconciliation of generally accepted accounting principles (continued):

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 revises the disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective for financial years beginning on or after November 15, 2008.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.

In June 2008, the Emerging Issues Task Force issued EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock (EITF 07-5).

The instruments affected by this issue may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity's own stock. A derivative instrument or embedded derivative feature that is deemed indexed to an entity's own stock may be exempt from the requirements of Statement 133 for derivatives. In addition, a freestanding instrument that is indexed to a company's own stock remains eligible for equity classification under Issue 00-19.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Nine months ended February 28, 2009

14.	Reconciliation of generally accepted accounting principles (continued):

The consensus addresses the following issues:

  How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

  How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.

  How an issuer should account for market-based employee stock option valuation instruments.

The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.